

Jeremy Senderowicz, Esq.
Clifford Chance US LLP
31 West 52<sup>nd</sup> Street
New York, New York 10019

Re: Morgan Stanley Global Long/Short Fund P ("Feeder Fund")
File Numbers 811-22095 & 333-144614

Morgan Stanley Global Long/Short Fund A ("Master Fund")
File Numbers 811-22094 & 333-144612
(Each a "Fund," collectively, the "Funds")

Dear Mr. Senderowicz:

On July 16, 2007, the Funds filed registration statements on Form N-2 under the Securities Act of 1933 ("Securities Act"). The filings are similar in many respects and each filing was made for the purpose of registering shares of beneficial interest of the Feeder Fund which will, in turn, invest all of its assets in the Master Fund. Accordingly, this letter addresses the disclosure in both filings. Your letters of even date accompanied the filings. We will review the Funds financial statements and other information submitted in a subsequent amendment and may have comments regarding that information.

Our comments regarding the filings are set forth below.

## General

1.     Please state in your response letter whether the NASD will or has reviewed the proposed terms and arrangements of the transaction involved in the registration statements. In this connection indicate whether the NASD has reviewed the payments to the distributor and selling agents in connection with the sale of shares of the Funds as discussed under the caption "Plan of Distribution." Indicate also whether the NASD aggregated such payments for purposes of determining compliance with NASD guidelines on compensation limits.

2.     Please see the U.S. Securities and Exchange Commission, A Plain English Handbook, (1998). Please review and revise the disclosure where it appears necessary so as to assure conformity with the Commission's plain English requirements. For example, briefly explain or provide a cross reference to explanatory information regarding the following terms or statements: "directional exposure,""side pockets," and "sub Investment Funds." Delete the redundant disclosure in the first paragraph captioned "Summary of Terms – Investment Program." Revise the disclosure under the sub-caption

"Special Investment Instruments and Techniques" so that the discussion does, in fact, relate to the sub-caption. Lastly, revise the sub-caption "Certain Portfolio Securities and Other Operating Policies" to better reflect the discussion that follows the sub-caption.

3.    Each Fund includes the word global in its name. Funds with terms such as "global," "international," or "world," in their name suggests broad policies that reflect the intent to invest a substantial portion of their assets in a number of countries throughout the world. _See_ Investment Company Act Release No. 24828 (January 17, 2001). Revise the disclosure accordingly and indicate the amount of Fund assets expected to be invested outside the U.S.

4.    We remind each Fund of its obligation to file electronic reports with respect to its fidelity bond coverage under Rule 17g-1(g) under the Investment Company Act of 1940 ("1940 Act").

5.    Disclose at the bottom of the facing page of the Feeder Fund's registration statement that the Trustees of the Master Fund have executed the registration statement.

6.    Confirm that disclosure in the filings meets the type size requirements of Rule 420 under Regulation C of the Securities Act.

7.    Although the disclosure in the filing indicates that the Master Fund will invest in hedge funds, referred to as Investment Funds and that such funds may include unregistered investment funds, it is unclear whether such unregistered funds will be exempt from registration under the 1940 Act by virtue of §3(c)(1) or §3(c)(7) of the 1940 Act. If the former, given the amount of Master Fund assets that the prospectus discloses may be invested in any one hedge fund, please explain to the staff why the hedge funds in which the Fund invests should not be considered to be integrated with the Fund for the purpose of calculating the number of beneficial owners of the Investment Funds under §3(c)(1) of the 1940 Act. Such integration, by making the Investment Funds investment companies, would also subject the Fund and the Investment Funds to the provisions of §12(d)(1)(A) and possibly §17(a) and (d) of the 1940 Act. Indicate to the staff how the Fund's investments will comport with the requirements of §§12(d)(1), 3(c)(1) and, if applicable, 17(a) and 17(d) of the 1940 Act.

**Prospectus Cover**

8.    Disclosure following the pricing table states that: "Morgan Stanley Distribution, Inc. (the "Distributor") acts as the distributor of the Fund's Shares on a best efforts basis, subject to various conditions." Explain to the staff why the referenced entity is deemed the distributor and not an underwriter of Fund shares and the significance of this distinction.

9.    Confirm that the substance of the disclosure captioned "Risk Factors and Restrictions on Transfer" will appear on the outside front cover page of the prospectus. Bold the second sentence (the cross reference) of that disclosure. _See_ Item 1.1.j.

10.    Disclosure sub-captioned "Shareholder Servicing Fee" discusses the payment of a 0.75% servicing fee. Explain to the staff whether the plan was adopted as if it were subject to Rule 12b-1.

11.    Disclosure sub-captioned "Management Fee" states: "The Master Fund pays the Adviser a monthly management fee computed at the annual rate of 0.75% of the Master Fund's net asset value as of the last business day of the month (before any repurchase of Shares)." This parenthetical is not repeated in connection with other statements regarding the basis for computing the Fund's management fee. In light of the parenthetical clause add a footnote to each Fund's fee table that explains the effect of this method of calculating the fee. Arguably, during months affected by repurchase offers, the amount of Fund assets and resultant management fees will be higher than they otherwise would be using traditional or GAAP accounting. Therefore, explain whether this methodology of calculating the advisory fee may result in the advisory fee being higher than the 0.75% depicted in the fee table. Add appropriate disclosure advising shareholders how the advisory fee may be higher than 0.75% in months where share repurchases are made.

12.    Disclosure sub-captioned "Eligible Investors" discusses the Feeder Fund's minimum initial and subsequent investment amounts and states that: "The Fund may modify these minimums from time to time." Indicate whether shareholders will be notified of such modifications.

### Prospectus

13.    Revise the first sentence of the first paragraph of the disclosure captioned "Summary of Terms – Investment Program" to indicate that the Fund seeks "long-term" capital appreciation. Other disclosure under this sub-caption discusses the Feeder Fund's investment policy of investing in Investing Funds via the Master Fund. Clarify whether the Master Fund may invest in affiliated funds or accounts, or in portfolio sub-accounts or funds created by the Master Fund.

14.    Later disclosure appearing under this caption states: "The Master Fund's performance benchmark will be the HRFX Equity Market Neutral Index (the "Return Target")." Disclose which entity owns, sponsors or maintains the index, whether it is affiliated with the Funds, and provide a brief description regarding the composition and operation of this index.

15.    The last paragraph of the disclosure captioned "Summary of Terms – The Offering" states: "The Distributor and/or a Selling Agent may, in its discretion, waive the sales load for certain investors. Disclose whether shareholders will be notified of changes in this policy, and whether such changes will be applied to classes of investors, or on an individual shareholders basis.

16.    The discussion captioned "Summary of Terms – Management Fee" contains

disclosure regarding the computation of the management fee paid to the adviser. Conform this disclosure to similar disclosure appearing on the prospectus cover under the sub-caption "Management Fee."

17.     The second paragraph of the disclosure captioned "Summary of Terms – Purchase of Shares" discusses certain purchase-related deadlines. Disclosure elsewhere in the filing indicates that investment proceeds are maintained with the transfer agent until invested. Add disclosure that explains who receives any income from holding investment proceeds prior to investment. If an investor misses a deadline, may he or she get the money back? Advise the staff, citing authorities, how selling shares one day a month is consistent with a Rule 415 continuous offering.

18.     A bullet under the discussion sub-captioned "Summary of Terms – Risk Factors" describes a risk of investing in the Fund as follows: "investing in a fund that invests in the Master Fund that may borrow money to fund investments in Investment Funds, and where Investment Funds may also borrow money for investment or other purposes." If the Feeder may borrow to invest more in the Master, add appropriate disclosure.

19.     The expense table does not contain an interest expense or cost of preferred stock line item. Confirm to the staff that there is no intent to leverage either Fund in the following year.

The table contains two example presentations, one with and one without Acquired Fund Fees and Expenses. With respect to the first example, minimize the presentation based on an investment of $100,000. With respect to the example based upon direct fees and expenses, explain to the staff the basis for this presentation and provide any precedence regarding this type of presentation. The four asterisks footnote refers to December 31, 2008. If this date is correct, explain why it is appropriate.

The five asterisks footnote to the expense table discusses certain waivers of expenses of both Funds. Explain to the staff whether the adviser or an affiliate may recapture any waived amounts. Explain to the staff how waivers and reimbursements will be reflected in the example calculations for the 1, 3, 5, and 10 year periods. The first sentence of this same note states: "The Adviser has contractually agreed to waive and/or reimburse the aggregate expenses of the Master Fund . . . to the extent necessary in order to cap the Master Fund's total annual operating expenses at 1.50% for the twelve-month period beginning on the Master Fund's initial closing date. Explain whether the Master has already closed and whether it has an operating history.

Other disclosure in this footnote regarding extraordinary expenses states: "Extraordinary expenses" are expenses incurred by the Master Fund outside of the ordinary course of its business, including, without limitation, costs incurred in connection with any claim, litigation, arbitration, mediation, government investigation or similar proceeding, indemnification expenses and expenses in connection with holding and/or soliciting proxies for a meeting of the Master Fund's shareholders. Explain why the highlighted expenses are considered to be "extraordinary expenses."

20.     The ninth paragraph under the caption "Types of Investments and Related Risks - Investment Related Risks" discusses investments in "junk" bonds. Add an appendix that describes the ratings categories of the credit rating agencies to be relied upon by the Fund.

21.     Disclosure sub-captioned "Types of Investments and Related Risks - Investment Related Risks – Purchasing Initial Public Offerings" discusses investments in IPO's. Add disclosure to the effect that IPO's and other investment techniques may have a magnified performance impact on a Fund with a small asset base. Indicate also that a Fund may not experience similar performance as its assets grow.

22.     Disclosure sub-captioned "Types of Investments and Related Risks - Investment Related Risks – Restricted and Illiquid Investments" indicates that some Investment Funds may hold a portion of their assets in "side pockets." In this connection, explain to the staff whether all shareholders in the Feeder own a pro rata interest in a side pocket investment, or only those shareholders owning shares at the time the Master invests in the side pocket.

23.     The fifth paragraph under the caption "Types of Investments and Related Risks – Risks of Fund of Hedge Funds Structure" states that: "Certain Investment Managers may agree to indemnify their respective Investment Funds from any liability, damage, cost or expense arising out of, among other things, certain acts or omissions relating to the management of the Investment Funds." Explain to the staff why this disclosure constitutes a risk of investing in a Fund.

24.     The substance of the discussion under the next sub-caption, "Valuation," should be mentioned prominently in the summary and risks sections.

25.     Disclosure sub-captioned "Types of Investments and Related Risks - Risks of Fund of Hedge Funds Structure – Investments in Non-Voting Stock; Inability to Vote" discusses the Fund's holding of non-voting securities. In this connection, the prospectus discloses that the Master Fund in order to avoid the definition of "affiliate" in Section 2(a)(3), may waive voting rights to the extent it owns more than 5 percent of the outstanding voting securities of an Investment Fund. Section 2(a)(3) defines an affiliate to be any person "directly owning, controlling, *or* holding with power to vote, 5 per centum or more of the outstanding voting securities" of another company. (Emphasis added.) Even though a Fund may "waive" voting rights, or not have a power to vote, it continues to own, either directly or indirectly, the voting securities. Please delete the disclosure regarding waiver of voting rights to avoid the definition of "affiliate," or explain to the staff how this arrangement complies with §§2(a)(3) and 48 of the 1940 Act. Please cite relevant authority. In your discussion, please explain whether the "waiver" of voting rights constitutes a pledge or sale of the security. Also explain how the waiver of voting rights is consistent with the duty of each Fund to vote shares of portfolio companies as well as the fiduciary obligations of Fund trustees and the adviser. Further, add disclosure that indicates whether the board has adopted procedures for

waiving the Fund's voting rights in portfolio companies. We may have further comments.

26.     Disclosure captioned "Other Risks – Availability of Investment Opportunities" states that: "Investment Funds sponsored, managed or advised by the Master Fund, the Adviser and its affiliates may seek investment opportunities similar to those the Master Fund may be seeking, and none of these parties has an obligation to offer any opportunities it may identify to the Master Fund." Explain to the staff why an investment opportunity suitable for the Master Fund would not be offered to the Master Fund merely because the investment adviser also serves as investment adviser to another entity that may also invest in the same opportunity.

27.     Summarize the disclosure under the caption, "Other Risks – Other Investors In The Master Fund" in the summary section of the prospectus.

28.     The third to last paragraph of the disclosure captioned "Fund and Master Fund Expenses" discusses the handling of organizational and offering costs. Confirm that these costs are reflected in the fee table.

29.     The first paragraph of the discussion captioned "Conflicts of Interest" states: "In acquiring Shares, a Shareholder is deemed to have acknowledged the existence of potential conflicts of interest relating to Morgan Stanley and to the Fund's and Master Fund's operating in the face of those conflicts." Please delete the sentence or disclose whether this clause purports to waive any rights by a shareholder against the identified parties. We may have further comments.

30.     Combine or cross reference, as appropriate, the discussions sub-captioned "Conflicts of Interest – Voting Rights in Investment Funds" appearing in the prospectus, and "Management of the Fund – Pass-Through Voting" appearing in the Statement of Additional Information ("SAI"). In light of the following prospectus disclosure referenced above in this comment, explain why the adviser is given discretion to vote the Master Fund's interest in Investment Funds in place of following the pass through voting policy set forth in the SAI: "From time to time, sponsors of Investment Funds may seek the approval or consent of the investors in the Master Fund in connection with certain matters. In such a case, the Adviser has the right to vote in its discretion the interest in the Investment Fund held by the Master Fund, on behalf of the Master Fund." Further, explain the basis for not following the pass through voting policy and why the two policies do not conflict.

31.     Revise the discussion captioned "Repurchases and Transfers of Shares" so as to do the following: i) as regards the time line referenced in the first set of bullets, disclose the approximate time of commencement of a repurchase offer, and ii) disclose the significance of the "Notice Date" and "Expiration Date."

32.     The fourth bullet notes that if the Fund has requested redemptions of its capital from any Investment Funds in order to fund the repurchase of shares, the initial payment

may be made within ten business days after the Fund has received at least 90% of the aggregate amount redeemed by the Fund from the Investment Funds. Add disclosure that discusses the possible impact of lock-ups and side pockets on the receipt of proceeds and how those provisions may increase the likelihood of a suspension or postponement of a repurchase, as referenced in the seventh paragraph under this caption.

33.     The first two paragraphs under the sub-caption "Distribution Policy – Automatic Dividend Reinvestment Plan" appear to contain redundant information. Please review this disclosure and revise, as appropriate. Revise the last paragraph of this discussion to indicate who pays the expenses of the dividend reinvestment plan.

## Statement of Additional Information

34.     Fundamental restriction No. 1 sets forth the Fund's policy on concentration. The Fund should add a policy not to concentrate in any one style of hedge fund.

35.     Revise the discussions sub-captioned "Repurchase Agreements" and "Reverse Repurchase Agreements" by adding disclosure regarding the percentage of assets that may be devoted to this activity. In addition, if applicable, disclose whether the Master Fund will use segregated accounts in connection with its reverse repurchase transactions.

36.     We suggest you combine the last two paragraphs of the discussion sub-captioned "Investment Policies and Practices – Options and Futures."

37.     A substantial portion of the discussion captioned "Management of the Fund" contains references to dates that need to be either explained or corrected. Please see that discussion and make appropriate revisions.

38.     Disclosure sub-captioned "Management of the Fund – Investment Advisory Agreement" states: "In managing the Master Fund, the Adviser may use the services of associated investment personnel employed by its affiliated institutional asset management companies." If the indicated companies do not have an approved §15 advisory agreement with the Fund, explain why no such agreement is required in this instance.

39.     The next sub-caption discloses that: "In determining the actual amount of contractual fee waiver and/or expense reimbursement for the Fund, if any, the Adviser excludes from annual operating expenses certain 'extraordinary expenses' . . . and certain investment related expenses, such as foreign country tax expense and interest expense on amounts borrowed by the Fund." With respect to the above underlined terms, add disclosure that lists all the excluded expenses or defines, with specificity which expenses are excluded.

40.     The next sub-caption discloses that: "A discussion of the factors considered by the Fund's Board of Trustees in approving the Advisory Agreement will be set forth in the Fund's [semi-annual] report to Shareholders for the fiscal [period] ended [June 30], 2008." Because it is important for investors to have this information before they invest,

add this disclosure to this filing. _See_ Investment Company Act Release No. 26486 (June 23, 2004).

41.     The sub-caption "Securities Ownership of Portfolio Managers" contains information as of December 31, 2006. Update the information.

42.     The second set of bullets under the next sub-caption indicates that portfolio manager performance is linked to pre-tax performance. We suggest you add disclosure specifying the benchmark relied upon to measure performance.

43.     The sub-caption "Fund and Master Fund Expenses" states that: "The Fund also will bear certain ongoing offering costs associated with any periodic offers of the Fund's Shares." Explain to the staff the types of expenses referenced in the above disclosure.

44.     Add disclosure, substantially as indicated, to the following disclosure appearing under the sub-caption "Proxy Voting Policies and Procedures and Proxy Voting Record:" "While it is unlikely that the Fund will hold voting securities on a regular basis (except shares of the Master Fund) pursuant to its stated investment policies, the Master Fund may, from time to time, hold voting securities in an Investment Fund and may at some point vote a proxy."

## Part C

45.     The powers of attorney pursuant to which each filing was signed by each Fund's trustees states that specified agents may: "sign any registration statement or amendments to any registration statement of ANY OF THE MORGAN STANLEY FUNDS SET FORTH IN APPENDIX A HERETO . . ." In this connection, please consult the requirements of Rule 483(b) under the Securities Act, which requires a power of attorney to relate to a specific filing. _See also_ Section 6 of the Securities Act.

                    *     *     *     *     *     *     *     *

        We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied in your response letter, or on exhibits added in any pre-effective amendment.

        Whenever a comment is made in one location, it is considered applicable to all similar disclosure appearing elsewhere in the registration statement.

        Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in your response letter and briefly state the basis for your position. Where changes are made in response to our comments provide information regarding the nature of the change and, if appropriate, the location of such new or revised disclosure in the amended filing. As required by the rule, please insure that you mark new or revised disclosure to indicate change.

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- the Fund is responsible for the adequacy and accuracy of the disclosure in the filing;
- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

Should you have any questions regarding this letter, please contact me at (202) 551-6976.

Sincerely,



Larry L. Greene
Senior Counsel

Tuesday, August 21, 2007